Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
IAHC Bermuda, Ltd.	Bermuda

INTL Assets, Inc.	Florida

INTL Commodities, Inc.	Delaware

INTL Global Currencies Limited	United Kingdom

INTL Holding (U.K.) Limited	United Kingdom

INTL Trading, Inc.	Florida

INTL Consilium LLC	Florida